Exhibit 99.1

FOR IMMEDIATE RELEASE

ASX & MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	9 May 2011
SIMS METAL MANAGEMENT ANNOUNCES ACQUISITION
OF UK METALS RECYCLER DUNN BROTHERS
Sims Metal Management, the world’s largest listed metal and electronic recycling company, today announced that its subsidiary Sims Group UK Ltd (“SimsMM UK”) has completed the acquisition of Dunn Brothers (1995) Limited (“Dunn”), a leading UK metals recycling business.
Dunn, a full-service ferrous and non-ferrous recycler, operates nine facilities that include a 6,000-horsepower shredder, non-ferrous recovery systems and dock facilities. Dunn’s key shredding and non-ferrous recycling assets are located in its Birmingham facilities and are supported by a collection and export infrastructure extending from Southampton in the South, Ipswich in the East, Liverpool in the North West, Avonmouth in the South West and Barry in Wales. Dunn processes approximately 35,000 tons of scrap metal per month.
Daniel W. Dienst, Group Chief Executive Officer stated, “The acquisition of Dunn is a testament to our ability to find accretive and franchise enhancing acquisitions. With Dunn, we now operate a shredder facility in the UK’s second largest city, while extending our footprint into new, targeted, regional markets. We welcome the Dunn team to the Sims Metal Management family and look forward to their many contributions to our business in the years ahead.”
Graham Davy, Chief Executive Officer of European Metals and Global Sims Recycling Solutions added, “We are excited by the opportunities that the Dunn business and its staff bring to our UK metals business. This deal places Sims Metal Management very firmly as a UK national player, present in key regions and offers both the business and post-consumer sectors quality recycling alternatives from our extended suite of metals recycling and electronic recycling services.”
The financial terms of the transaction were not disclosed, however, the purchase price consideration is not material to Sims Metal Management.
Cautionary Statements Regarding Forward-Looking Information
This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.
These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 6 December 2010.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.
All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.
All references to currencies, unless otherwise stated, reflect measures in Australian dollars.
About Sims Metal Management
Sims Metal Management (www.simsmm.com) is the world’s largest listed metal recycler with approximately 250 facilities and 5,800 employees globally. Sims’ core businesses are metal recycling and recycling solutions. Sims Metal Management generated approximately 90 percent of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia in fiscal 2010. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS).
For further information contact
Daniel Strechay
Director – Communications & Public Relations
Tel: +1 212 500 7430